Exhibit 2.1
EXECUTION VERSION

STOCK PURCHASE AGREEMENT
BY AND BETWEEN
i3-SDCR, INC.
AS BUYER
AND

ALITY R. RICHARDSON
(INDIVIDUALLY AND AS SUCCESSOR TRUSTEE UNDER THAT DECLARATION OF TRUST DATED MAY 27, 1999) AND ASHLEY J. RICHARDSON

AS SELLER PARTIES

CLOSING DATE: October 31, 2017

EFFECTIVE TIME: 11:59 p.m. Nashville, Tennessee time on October 31, 2017

ARTICLE I DEFINITIONS		1

ARTICLE II PURCHASE, SALE AND CONTRIBUTION		10
2.1	Purchase and Sale of Shares	10
2.2	Purchase Price	10
2.3	Cash True-Up and Settlement Statement	10
2.4	The Closing	12
2.5	Actions of Seller at Closing	12
2.6	Actions of Buyer at Closing	13

ARTICLE III CONTINGENT CONSIDERATION		13
3.1	Contingent Consideration	13
3.2	Arbitration	14
3.3	Nature of Contingent Consideration	15
3.4	Result of Breach	15

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES		15
4.1	Authorization; Binding Effect	15
4.2	Non-contravention	16
4.3	Necessary Consents	16
4.4	Title to Shares	16
4.5	Capital Structure	17

ARTICLE V REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY		17
5.1	Status	17
5.2	Authorization; Binding Effect	17
5.3	Required Consents	18
5.4	No Conflict	18
5.5	Financial Statements; Seller Receivables	19
5.6	Undisclosed Liabilities	19
5.7	Absence of Certain Changes	19
5.8	Brokers or Finders	19
5.9	Real Property and Personal Property	19
5.10	Contracts	21
5.11	Intellectual Property	21
5.12	Title to and Sufficiency of Assets	21
5.13	Compliance; Approvals	22
5.14	Legal Proceedings; Orders	22
5.15	Employee Benefit Plans	24
5.16	Employee Relations	25
5.17	Taxes	26
5.18	Environmental Matters	26
5.19	Affiliate Transactions	26
5.20	Insurance	26
5.21	Reseller Arrangements	26

5.22	Inventory	27
5.23	Privacy	27
5.24	Referral Sources	28
5.25	Data Security	28
5.26	Debt Collection	29
5.27	Solvency	29
5.28	Disclosure	29

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		29
6.1	Corporate Status	29
6.2	Corporate Authorization; Binding Effect	30
6.3	No Conflict	30
6.3	Brokers and Finders	30

ARTICLE VII COVENANTS OF SELLER PARTIES		30
7.1	Notices and Consents	30
7.2	Tax Matters	31
7.3	Noncompetition; Nonsolicitation	32
7.4	Post-Closing Financial Audit Cooperation	33
7.5	Seller Parties’ Acknowledgement Regarding Calculation of Purchase Price	34
7.6	Tail Insurance	34

ARTICLE VIII COVENANTS OF BUYER AND BOTH PARTIES		34
8.1	Confidentiality	34
8.2	Post-Closing Access to Information	34
8.3	Further Assurances and Cooperation, Misdirected Payments	35

ARTICLE IX INDEMNIFICATION		35
9.1	Survival	35
9.2	Indemnification by Seller Parties	36
9.3	Indemnification by Buyer	37
9.4	Limitations	37
9.5	Indemnification Procedures	37
9.6	Disregarding Materiality Exceptions	38

ARTICLE X NOTICES		38

ARTICLE XI MISCELLANEOUS		39
11.1	Fees and Expenses	39
11.2	Public Announcement	39
11.3	Entire Agreement	40
11.4	Right of Setoff	40
11.5	Amendment and Waiver	40
11.6	Counterparts; Electronic Signatures	40
11.7	Governing Law; Construction	40
11.8	Venue; Waiver of Jury Trial	41

11.9	Binding Effect; No Assignment; No Third-Party Beneficiaries	40
11.10	Severability; Invalid Provisions	40
11.11	Interpretation	42
11.12	Specific Performance; Injunctive Relief	42
11.13	Collateral Security	42
11.14	Appointment of Seller Parties’ Representative	42
11.15	Acknowledgement of Seller Parties Review of this Agreement	43

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of October 31, 2017, and is effective as of October 31, 2017 at 11:59 p.m. Nashville, Tennessee time (the “Effective Time”) by and between i3-SDCR, Inc., a Delaware corporation (“Buyer”), and Ality R. Richardson individually, a resident of the State of California, and as Successor Trustee under that Declaration of Trust dated May 27, 1999 (“Seller” and together with Ality R. Richardson and Ashley J. Richardson, “Seller Parties”). Together, Seller Parties and Buyer shall be referred to as the “Parties”.
RECITALS:
WHEREAS, as of the date hereof, Seller owns all of the issued and outstanding capital stock (the “Shares”) of San Diego Cash Register Company, Inc., a California corporation (the “Company”); and
WHEREAS, the Company is engaged in the business of marketing, distributing, selling and licensing point-of-sale terminals, software and other electronic payment processing services and products, including the licensing of certain software and equipment developed and owned by NCR (the activities described in this paragraph as performed by the Company are collectively, the “Company’s Business”); and
WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares on the terms and subject to the conditions of this Agreement; and
WHEREAS, the Parties desire to enter into this Agreement for the purpose of setting forth their mutual understandings and agreements with respect to the foregoing.
NOW, THEREFORE, intending to be legally bound and in consideration of the foregoing premises, the representations and warranties, mutual covenants and other agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:
ARTICLE I DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth in this
Article I unless the context clearly otherwise requires.
“Agreement” means this Stock Purchase Agreement, including the Exhibits and Schedules attached hereto.
“Arbitrator” means a party mutually acceptable to Buyer and Seller in good faith with experience in the merchant acquiring industry (or, if Buyer and Seller are unable to agree in good faith, then a single arbitrator selected pursuant to the JAMS Streamlined Arbitration Rules and Procedures).
“Benefit Plans” means “employee benefit plans,” as defined in Section 3(3) of ERISA, all benefit plans as defined in Section 6039D of the Code and the rules and regulations promulgated thereunder, and all other stock purchase, stock option, equity-based, retention bonus, bonus, incentive compensation, deferred compensation, profit sharing, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, welfare and other employee benefit plans or employment (including severance and change in control) agreement, program, policy or other arrangement (whether formal or informal, oral or written, qualified or non-qualified, and whether or not subject to ERISA), including any funding mechanism therefor or otherwise, under which any employee or former employee of the Company or any ERISA Affiliate has any present or future right to benefits or under which the Company or any ERISA Affiliate has any present or future liability.
“Books and Records” means the Company’s existing accounting, business, marketing, personnel, and other files, documents, instruments, papers, books and records, including, financial statements, budgets, ledgers, journals, deeds, titles, policies, manuals, Contracts, franchises, permits, supplier lists, reports, computer files and data, retrieval programs and operating data or plans; excluding however, minute books, stock certificates and books and stock transfer ledgers.
“Business Day” means a day other than Saturday, Sunday, or any day on which the principal commercial banks located in the State of New York are authorized or obligated to close under the Laws of such state or the United States.
“Buyer” has the meaning set forth in the Preamble.
“Buyer Indemnified Parties” means Buyer and any of its affiliates and the equity holders, members, shareholders, directors, managers, officers, employees, agents, representatives, successors and assigns and affiliates of any of the foregoing.
“Cash Consideration” has the meaning set forth in Section 2.2(a).
“Class P Units” means the Class P Units of i3 Verticals, LLC.
“Closing” means the consummation of the Contemplated Transactions as provided in
Section 2.4.
“Closing Date” means the date of the Closing.
“Closing Date Indebtedness” means any Liability or indebtedness of the Company, whether or not contingent, (a) in respect of borrowed money or evidenced by notes, bonds, monies, debentures, mortgage, deeds of trust or similar instruments, (b) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases and all seller notes and earn-out payments for which the Company is liable) but excluding ordinary course trade payables, (c) in respect of banker’s acceptances or letters of credit or similar credit or surety transactions (in each case, to the extent drawn), (d) representing net Liabilities under any interest rate, currency or other hedging arrangement and determined as if such instrument were terminated as of the Closing Date, (e) representing Liabilities under any deferred compensation arrangements, residual buyout agreements, phantom stock arrangements or similar arrangement and any Taxes payable in connection therewith (including the employer portion of any payroll, social security, unemployment or similar employer-side Tax imposed on such amounts), (f) in respect of any off- balance sheet financing (but excluding capital leases, which are covered under clause (b) above), (g) for checks in transit and overdrafts, (h) for guarantees, direct or indirect, in any manner, of all or any part of any such indebtedness of any Person, (i) for accounts payable and all other current liabilities of the Company (including taxes, rebates, and other expenses of the Company that are accrued, withheld, or payable with respect to the period ending on the Closing, including, expenses associated with the Contemplated Transactions including amounts payable to brokers), (j) in respect of any and all accrued vacation, sick, holiday, personal and time off pay, wages, severance or commissions accrued through the Closing Date owed to any employees or contractors of the Company, and (k) for each of clauses (a) through (j) above, any interest accrued thereon and prepayment or similar penalties and expenses which would be payable if such Liability were paid in full as of the Closing Date.
“Closing Memorandum” has the meaning set forth in Section 2.5(d).
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Title I, Part 6 of ERISA and the Public Health Service Act, together with all regulations promulgated thereunder.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Company” has the meaning set forth in the Recitals.
“Company’s Business” has the meaning set forth in the Recitals.
“Company Product” means any software or product that the Company manufactures, distributes, sells, or provides access to.
“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.
“Contracts” means all commitments, contracts, leases, subleases, licenses, sublicenses, subscriptions, agreements for rebates (whether or not free-standing or part of any of the foregoing) and other agreements of any kind relating to the Company’s Business or assets of the Company to which the Company is a party or by which any of the assets are bound, in each case regardless of whether or not a written document is in force with respect thereto.
“Damages” means losses, liabilities, damages, costs (including court costs and costs of appeal and including costs with respect to enforcement of an indemnity claim), Taxes and expenses (including reasonable attorney’s fees), whether accruing before or after the expiration of any applicable Survival Period. “Damages” shall be exclusive of any punitive or special damages.
“Data Breach” has the meaning set forth in Section 5.25.
“Domain Names” means Internet domain names and numbers.
“Effective Time” has the meaning set forth in the Preamble.

“Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions
Agreement” has the meaning set forth in Section 2.5(c).
“Environmental Claim” means any investigation or written claim, action, cause of action, or notice by any person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (a) the presence, or release or threat of release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company; or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law applicable to the Company or the Company’s business.
“Environmental Laws” means as of the Closing Date, all applicable Laws relating to pollution or protection of human health (as relating to the environment or the workplace) and the environment (including ambient air, surface water, ground water, land surface or sub-surface strata), including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, including, but not limited to Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., each as may have been amended or supplemented, and any applicable environmental transfer statutes or Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means (a) any related company or trade or business that is required to be aggregated with the Company under Code Sections 414(b), (c), (m) or (o); (b) any other company, entity or trade or business that has adopted or has ever participated in any Benefit Plan related to the Company; and (c) any predecessor or successor company or trade or business of the Company.
“Excluded Liabilities” means:
(a)    With respect to any Contract, any Liability:
Effective Time;
(i)    arising, and which accrued or was due or dischargeable prior to the Effective Time;
(ii)    resulting from any breach or default under any Contract outstanding or occurring at or prior to the Closing Date, or resulting from any event occurring before the Closing Date, which event with the giving of notice or the passage of time or both would result in a breach or default;
(iii)    arising from or related to the failure to obtain a Required Consent by the Closing Date unless Buyer specifically waives in writing delivery of such Required Consent; or

(iv)    that are not ascertainable (in nature and amount) solely by reference to the express terms of such Contracts.
(b)    all Liabilities arising out of any breach or default by the Company of any applicable Law or License, or any fee or penalty for the failure to obtain a License, in each case arising or resulting from any event occurring before the Closing Date;
(c)    all Liabilities for Taxes relating to the Company’s Business, the Company or the Company’s assets for any Pre-Closing Period Taxes of the Company or any affiliate of the Company, including the consummation of the Contemplated Transactions;
(d)    any Liabilities to employees or Referral Sources related to payment transactions entered into prior to the beginning of the Effective Time;
(e)    any fines and fees associated with transactions occurring prior to the Closing Date;
(f)    all Liabilities arising prior to the Closing Date or as a result of the Closing for severance, bonuses, or any other form of compensation to any employees, agents, or independent contractors of the Company, whether or not employed by Buyer after the Closing Date and whether or not arising or under any applicable Law, Benefit Plan, or other arrangement with respect thereto and all Liabilities for Taxes related to the foregoing;
(g)    all Liabilities for indebtedness of the Company incurred prior to the Closing Date
(h)    all Liabilities related to or arising out of any Benefit Plan incurred prior to the Closing Date or the termination of any Benefit Plan, regardless of when incurred;
(i)    all Liabilities arising out of the ownership or operation of the Company’s assets prior to the Closing Date; and
(j)    any other Liabilities, regardless of when made, arising, or asserted, set forth on Schedule 1.1(b).
“Financial Statements” has the meaning set forth in Section 5.5.
“Fundamental Representations” has the meaning set forth in Section 9.1.
“Governmental Authority” means the government of the United States and any government of a state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States (including receivers or other agents appointed by any of the foregoing), any state of the United States or any political subdivision thereof, any tribunal or arbitrator(s) of competent jurisdiction and any self-regulatory organization.
“Indemnified Party” has the meaning set forth in Section 9.5(a).

“Indemnifying Party” has the meaning set forth in Section 9.5(a).
“Intellectual Property” means all: means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether owned or held for use under license, whether registered or unregistered, including, without limitation, such rights in and to: (i) Trademarks; (ii) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) issued patents and pending patent applications, and any and all divisions, continuations, continuations in part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights; (iv) works of authorship, copyrights and all other copyrightable works; (v) customer or end user lists, contact information, licensing and purchasing histories, manufacturing information, business plans and product roadmaps; (vi) technology, computer programs, computer software, including without limitation, source and object code, application programming, firmware, user interfaces, manuals, models, firmware, algorithms and implementations thereof, development tools, flow charts, programmers’ annotations and notes, and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded, and other software related specifications, materials and documentation; (vii) databases, data and data collections; (viii) Domain Names and uniform resource locators; (ix) Trade Secrets, other proprietary information, know-how, methodologies, processes, technical data, techniques, methods, compositions, ideas, procedures, concepts and tools (whether or not patentable or reduced to practice), formulas, business and technical information, know-how, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person; (x) product designs, reference designs, specifications and documentation and (xi) moral rights. With respect to each of the foregoing, “Intellectual Property” includes all: (a) claims, causes of action and defenses relating to the enforcement of any of the foregoing, including for past infringement, (b) the goodwill associated with any of the foregoing; and (c) all tangible documentation relating to any of the foregoing including registrations of, applications for the registration of, and renewals and extensions of any of the foregoing with or by any Governmental Authority.
“Knowledge” for purposes of this Agreement, Company will be deemed to have Knowledge of a particular fact or other matter if (i) Ality Richardson, Ashley Richardson, Tom Oldner or any officer or management level employee (each a “Knowledge Party”) of Company is actually aware of the fact or matter or (ii) a prudent individual serving in the capacity of any Knowledge Party could be expected to discover or otherwise become aware of the fact or matter in the course of conducting a reasonable investigation regarding the accuracy of the statement, a representation or warranty made with respect thereto.
“Law” means the Rules and any statute, rule, regulation, code, ordinance, resolution, order, writ, injunction, judgment, decree, ruling, promulgation, policy, treaty, directive, interpretation or guideline adopted or issued by any Governmental Authority.
“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
“Licenses” means all licenses, franchises, accreditations and registrations, permits, approvals and consents (and all applications therefore) issued by any Governmental Authority or Payment Network in connection with the ownership, operation or development of any portion of the Company’s Business.
“Lien” means any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, charge or other encumbrance of any kind, or any right of first refusal, conditional sale contract, option, title retention contract, or other contract to give or to refrain from giving any of the foregoing.
“Material Adverse Effect” means any event, change, effect or circumstance that has occurred that may have a material adverse effect upon the Company’s Business, assets, Liabilities, financial condition, or operating results; provided, however, that for purposes of this Agreement, a Material Adverse Effect shall not include the effect of (a) changes to the industry or markets in which the Company’s Business operates, (b) the announcement or disclosure of the transactions contemplated herein or the identity of Buyer or its affiliates, (c) general economic, regulatory or political conditions or changes, (d) changes in or the condition of financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (e) military action or any act of terrorism, and (f) changes in Law after the date hereof; except (other than in the case of clause (b) above), to the extent such effect, development, occurrence, circumstance, state of facts or change that has a materially disproportionate and adverse impact on the Company or the Company's Business, taken as a whole, relative to other participants in the industries in which the Company conducts its business.
“Material Contracts” has the meaning set forth in Section 5.10(a).
“Merchant” means a Person (i) from which the Company receives compensation as a result of the Company selling, reselling, licensing or servicing products, equipment or software or (ii) any customer for whom the Company directly or indirectly provides payment processing services or with respect to whom the Company receives residuals, commissions or fees, including but not limited to processing ACH, credit or debit card payments, including those set forth on Schedule1.1(a).
“Merchant Agreement” means, for any Merchant, any agreement between such Merchant on the one hand and the Company, NCR, a Processor or a Referral Source on the other.
“NCR” means NCR Corporation.
“NCR Reseller Agreement” means that certain Radiant Reseller Agreement dated June 14,
2005, as amended, between the Company and NCR (as successor-in-interest to Radiant Hospitality
Systems, Ltd.).
“Offer Letter” has the meaning set forth in Section 2.5(d).
“Order” means a judgment, order, writ, injunction, decree, determination, or award of any

Governmental Authority.
“Parties” has the meaning set forth in the Preamble.
“Payment Network” means MasterCard International, Inc., Visa International, Inc., Visa USA, Inc., DFS Services LLC, American Express Travel Related Services, Inc., any affiliate of any of the foregoing and any other card association, debit card network or similar entity with whom the Company has a direct or indirect merchant or sponsorship relationship.
“Permitted Encumbrances” means (i) any Lien or other matter, encumbrance or defect approved in writing by Buyer, (ii) any lease obligations of the Company disclosed herein and (iii) any statutory Lien for Taxes that are not yet due and payable.
“Person” means any individual, corporation, company, body corporate, association, partnership, firm, joint venture, limited liability company, trust or governmental agency.
“Personal Information” means information that, alone or in combination with other information, relates to a specific, identifiable individual person, including individual names, social security numbers, telephone numbers, home addresses, driver’s license numbers, account numbers, email addresses, internet protocol (IP) addresses, and vehicle registration numbers.
“Personal Property” means all tangible and intangible personal property used or held for use in connection with the Company’s business, including all equipment, furniture, fixtures, machinery, computers, appliances, telephones, switches, dialers, office furnishings, instruments, leasehold improvements, spare parts, all rights in all warranties of any manufacturer or vendor with respect thereto and rebates received in connection with inventory or any item described in this definition.
“Pre-Closing Period” means any taxable year or period (or a portion thereof) ending on or prior to the Closing Date.
“Privacy Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, including The Family Educational Rights and Privacy Act, The Children’s Online Privacy Protection Act, the Communications Decency Act and the Payment Card Industry Data Security Standard.
“Proceeding” means any arbitration, audit, hearing, investigation, subpoena, litigation, suit or other similar action by or before a Governmental Authority.
“Processors” means any processors, acquirers or sponsor banks, or originator depository financial institutions utilized by the Company.
“Purchase Price” has the meaning set forth in Section 2.2.
“Real Property” means all fee, leasehold and other interests in real property owned or leased by the Company, whether directly or indirectly, or otherwise used or held for use in connection with the Company’s business, together with all buildings, improvements and fixtures and construction in progress located thereupon and all appurtenances, rights of way and air, mineral or other rights related thereto.
“Referral Source” means any Person that markets or refers the Company Products or Company’s services to Merchants and any reseller of the Company Products or Company’s services, including any Person that is paid a portion of the any compensation received in connection with origination of any Merchant Agreement.
“Rules” means the bylaws, regulations and/or requirements that are promulgated by the
Payment Networks, Processors of the Company, NACHA or similar entities or organizations.
“Seller Indemnified Parties” means each of Seller Parties, its affiliates and the stockholders, members, directors, managers, officers, employees, agents, representatives, successors and assigns and affiliates of any of the foregoing.
“Settlement Statement” has the meaning set forth in Section 2.3(a).
“Survival Period” has the meaning set forth in Section 9.1.
“Taxes” means (i) any and all federal, state, local, foreign and other net income, gross income, gross receipts, capital gains, sales, use, ad valorem, unclaimed property, transfer, franchise, profits, license, lease, rent, service, service use, withholding, payroll, employment, excise, severance, privilege, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, social security, workers’ compensation, unemployment compensation or insurance, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) as a result of transferee liability or otherwise through operation of law, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any Schedule or attachment thereto, and including any amendment thereof.
“Trade Secrets” means confidential and proprietary information, whether oral or written, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, of any nature in any form, including all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, business methods, business processes, business techniques, business plans, data (including Merchant data), graphs, charts, sound recordings or pictorial reproductions.
“Trademarks” means unregistered and registered trademarks and service marks, trademark and service mark applications, common law trademarks and service marks, trade dress and logos, trade names, business names, corporate names, product names and other source or business identifiers, certification marks, slogans, brand names, assumed names, and all other indicia of origin and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing.

“Transaction Documents” has the meaning set forth in Section 4.1.
ARTICLE II
PURCHASE, SALE AND CONTRIBUTION
2.1    Purchase and Sale of Shares. As of the Effective Time, Seller will sell, transfer and convey all of the Shares to Buyer, free and clear of all Liens, in exchange for the Purchase Price.
2.2    Purchase Price. On the terms and subject to the conditions hereof, the aggregate consideration for the purchase and sale of the Shares, subject to adjustment pursuant to the provisions of this Article II shall be as follows (collectively, the “Purchase Price”):
(a)    Buyer shall pay cash or otherwise immediately available funds in an aggregate amount equal to Twenty Million Dollars ($20,000,000) (the “Cash Consideration”), to Seller; and
(b)    Buyer shall cause 200,000 Common Units of i3 Verticals, LLC (the “Common Units”), to be issued to Seller.
(c)    Buyer shall cause i3 Verticals, LLC to issue 200,000 Class P Units to the following parties in the following amounts:
(i)    100,000 Class P Units to be allocated between certain key employees of the Company identified on Exhibit A to this Agreement;
(ii)    50,000 Class P Units to each of Ality Richardson and Ashley Richardson.
2.3    Cash True-Up and Settlement Statement.
(a)    Beginning at least three (3) Business Days prior to the Closing, and continuing until no later than ninety (90) days following the Closing Date, Buyer shall prepare in good faith and deliver to Seller a statement (with reasonable detail and corroborating support attached or otherwise concurrently provided) (the “Settlement Statement”) setting forth: (i) payments to the Company that were received after the Effective Time, that were accrued prior to the Effective Time and (ii) amounts earned by the Company that are to be received after the Effective Time including but not limited to (1) hosted solutions residuals, (2) NCR merchant solutions, (3) Silver commissions, (4) NCR rental residuals, (5) NCR co-op payments, and (6) any other residuals, (collectively the “True-Up Liabilities”); and (iii) Liabilities that were paid by or credited to the Company’s Business after the Effective Time that relate to or arose prior to the Effective Time (the “True-Up Credits”). The amount, if any, by which (1) the True-Up Credits exceed the True-Up Liabilities is the “True-Up Surplus” and (2) the True-Up Liabilities exceed the True-Up Credits is the “True-Up Deficit”.
(b)    Examination and Review.
(i)    Examination. After receipt of the Settlement Statement, Seller shall have thirty (30) days (the “Review Period”) to review the Settlement Statement. During the Review

Period, Seller and its accountants shall have full access to the Books and Records of the Company, the personnel of, and work papers prepared by, the Buyer’s accountants to the extent that they relate to the Settlement Statement and to such historical financial information (to the extent in Seller’s possession) relating to the Settlement Statement as Seller may reasonably request for the purpose of reviewing the Settlement Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of the Parties.
(ii)    Objection. On or prior to the last day of the Review Period, Seller may object to the Settlement Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Settlement Statement and the True-Up Surplus or True-Up Deficit, as the case may be, reflected in the Settlement Statement shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the True-Up Surplus or True-Up Deficit, as the case may be, and the Settlement Statement with such changes as may have been previously agreed in writing by Buyer and Seller shall be final and binding.
(iii)    Resolution of Disputes. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to an independent accountant reasonably acceptable to Seller and Buyer (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to, the True-Up Surplus or True-Up Deficit, as the case may be, and the Settlement Statement. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the Parties, and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Settlement Statement and the Statement of Objections, respectively.
(iv)    Fees of the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer.
(v)    Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the Parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Settlement Statement and/or the True-Up Surplus or True-Up Deficit shall be conclusive and binding upon the Parties hereto.
(vi)    Payments of Post-Closing Adjustment. Except as otherwise provided herein, any payment of the True-Up Surplus or True-Up Deficit shall (A) be made by Seller in the case of a True-Up Surplus, or the Buyer in the case of a True-Up Deficit, (B) be due

(x) within five (5) Business Days of acceptance of the Settlement Statement or (y) if there are Disputed Amounts, then within five (5) Business Days of the resolution described in clause (v) above; and (C) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be.
2.4    The Closing. The Closing shall be deemed to occur contemporaneously with the Parties’ execution and delivery of this Agreement and the other items to be delivered at Closing pursuant to this Article II. The date of the Closing shall be the “Closing Date” for purposes of this Agreement.
2.5    Actions of Seller at Closing. At the Closing, unless otherwise waived in writing by Buyer, Seller shall deliver to Buyer the following:
(a)    (i) A certificate of Status showing good standing of the Company from the Secretary of State of the State of California, dated the most recent practicable date prior to Closing;
(b)    Fully-executed resignations of the directors and officers of the Company;
(c)    Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement (the “Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement”), executed by Seller;
(d)    A letter evidencing an offer of employment by Buyer or one of its affiliates to Ality Richardson and Ashley Richardson (each, an “Offer Letter”), executed by Ality Richardson and Ashley Richardson, as applicable;
(e)    A Closing Memorandum providing for payments of all amounts owed between the Parties at the Closing, including the Cash Consideration and amounts owed among the Parties (the “Closing Memorandum”), executed by Seller;
(f)    Evidence satisfactory to Buyer that the payments listed on Schedule 5.16(b) have been paid by Seller;
(g)    A Subscription Agreement, evidencing Seller’s receipt of the Common Units, executed by Seller (the “Subscription Agreement”);
(h)    An executed payoff letter or statement in form and substance reasonably satisfactory to Buyer from all secured creditors of or lienholders with respect to the Company or its assets to release any and all existing liens on and/or security interests in the Company’s assets;
(i)    A statement, signed by Seller, which sets forth, by creditor, the aggregate amount of the Closing Date Indebtedness, with copies of payoff letters and payment instructions for payoffs of each creditor at Closing;
(j)    Class P Unit Agreements executed by each recipient of Class P Units as described in Section 2.2(c);

(k)    stock certificates evidencing the Shares, free and clear of all Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto, if any;
(l)    Consents from the lessors to the Real Property Leases, duly executed by such lessors, authorizing the Contemplated Transactions (the “Lease Consents”), such Lease Consents which Buyer will cooperate with Seller and such lessors in obtaining;
(m)    Such other documents as may be reasonably required by Buyer to effectuate the Contemplated Transactions.
Simultaneously with the delivery of the foregoing items, Seller will take all such steps as may reasonably be required to put Buyer in actual possession and operating control of the Shares.
2.6    Actions of Buyer at Closing. At the Closing, unless otherwise waived in writing by Seller, Buyer shall deliver to Seller the following:
(a)    The Cash Consideration less any amounts payable to third parties on behalf of Seller in satisfaction of the Closing Date Indebtedness, by wire transfer, and the Common Units;
(b)    Certificate of the secretary of Buyer, certifying (i) the resolutions of the sole member of Buyer, authorizing and approving the performance of the Contemplated Transactions and the execution and delivery of this Agreement and the documents described herein, and (ii) incumbency for the officers of Buyer executing this Agreement, making certifications for Closing or executing agreements or instruments contemplated hereby dated as of the Closing Date;
(c)    The Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement, executed by Buyer;
(d)    Each Offer Letter, executed by Buyer;
(e)    The Closing Memorandum, executed by Buyer;
(f)    The Subscription Agreement, executed by Buyer; and
(g)    Such other documents as may be reasonably required by the Company to effectuate the Contemplated Transactions.
ARTICLE III
CONTINGENT CONSIDERATION
3.1    Contingent Consideration. Seller shall be entitled to receive additional consideration from Buyer based on the post-Closing performance of the Acquired Business (the “Contingent Consideration”) in accordance with the following. All initial determinations regarding whether the targets set forth in Section 3.1 have been achieved shall be reasonably made by Buyer promptly after such determination is practicable. Within ten (10) Business Days following the final determination of the achievement of each milestone provided in this Section 3.1, Buyer shall pay the applicable amount attributable to such milestone by wire transfer of immediately available funds to Seller.
(a)    Definitions.
(i)    “Acquired Business” shall mean the Company’s Business as operated by Buyer post-Closing.
(ii)    “EBITDA” shall mean earnings before interest, taxes, depreciation and amortization. For the avoidance of doubt, EBITDA shall be calculated in the same manner as the Company’s 2017 adjusted EBITDA was calculated, and shall not take into account (x) any increases in merchant pricing above what was offered by the Company to Merchants in 2017 (except any merchant fee increases deemed to be industry standard, as determined by Buyer in its reasonable discretion), (y) acquisitions by the Company or (z) other revenue generated outside of the Company’s historic ordinary course of business.
(iii)    “Measurement Period 1” means the period beginning November 1, 2017 and ending October 31, 2018.
(iv)    “Measurement Period 2” means the period beginning November 1, 2018 and ending October 31, 2019.
(b)    Seller will be entitled to the Contingent Consideration identified in clauses (i)-(ii) below for Measurement Period 1 and Measurement Period 2, as applicable, if the Acquired Business achieves the EBITDA levels identified in clauses (i)-(ii) below (the “EBITDA Measurement Targets”) with respect to the applicable Measurement Period.
(i)    If, as of the last day of Measurement Period 1, the total EBITDA generated by Acquired Business during Measurement Period 1 is at least $4,960,000, Seller will be entitled to Contingent Consideration of $1,200,000.
(ii)    If, as of the last day of Measurement Period 2, the total EBITDA generated by Acquired Business during Measurement Period 2 is at least $5,456,000, Seller will be entitled to Contingent Consideration of $1,200,000.
(c)    For the sake of clarity, if the EBITDA Measurement Target for a particular Measurement Period is not achieved as of the end of such Measurement Period, Seller will not be entitled to any Contingent Consideration for such Measurement Period.
3.2    Arbitration.
(a)    If Seller disputes Buyer’s determination with respect to the achievement of a milestone provided in Section 3.1, Seller shall notify Buyer in writing by delivery of a notice (an “Contingent Consideration Dispute Notice”), which Contingent Consideration Dispute Notice shall set forth in reasonable detail the basis for such dispute. In the event of such a dispute, Seller and Buyer shall work in good faith to resolve the dispute. If, after ten (10) Business Days, a dispute still exists, such dispute shall be submitted the Arbitrator. The Arbitrator shall make its determination regarding the disputed items as promptly as practicable, and such determination shall be the final determination. The Arbitrator shall determine whether and to what extent, if any, Contingent Consideration has been earned. Any expenses relating to the engagement of the Arbitrator shall be borne by the Party whose determination of whether Contingent Consideration has been earned was incorrect. The Arbitrator shall be instructed to use every reasonable effort to perform its services within fifteen (15) Business Days of the Arbitrator’s engagement and, in any case, as soon as practicable after submission thereof. The Arbitrator’s decision shall be final and binding on the Parties. The Parties shall make available to the Arbitrator, as applicable, such books, records and other information as the Arbitrator may reasonably request. In the event such the Arbitrator providers an award hereunder, the Party owing such award shall pay all such award, by wire transfer of immediately available funds.
(b)    In the event that actions are taken or decisions are made by Buyer or an affiliate of Buyer that adversely affect the achievement of any of the milestones relating to the Contingent Consideration that are set forth in Section 3.1, and such actions or such decisions are determined by the Arbitrator to have been made by Buyer or an affiliate of Buyer in bad faith and for the primary purpose of frustrating the achievement of the applicable milestones, then the Arbitrator shall determine what milestones would have been achieved but for such actions or decisions taken by Buyer and such milestones shall be deemed to have been achieved.
3.3    Nature of Contingent Consideration. The Seller acknowledges and agrees that:
(a)    Buyer has the absolute right to operate the Acquired Business following the Closing in any manner as Buyer deems appropriate, in Buyer’s sole discretion, and while Buyer agrees that it will operate the Acquired Business, Buyer has no obligation to operate the Acquired Business in any manner to achieve or maximize Contingent Consideration, and in no event shall be required to operate the Acquired Business in violation of any Law. Each Seller Party further acknowledges that the absence of Matt Richardson’s involvement in the operation of the Acquired Business adds additional uncertainty to the Acquired Business’ ability to achieve the EBITDA Measurement Targets.
(b)    any Contingent Consideration is speculative and is subject to numerous factors outside the control of Buyer; and
(c)    the Parties intend that the express provisions of this Article III will solely govern their contractual relationship with respect to Contingent Consideration.
3.4    Result of Breach. Notwithstanding anything in this Article III to the contrary, no Contingent Consideration shall be due for so long as Seller is or remains in material breach of this Agreement or any of the Transaction Documents, or (ii) is terminated by the Buyer (or an affiliate thereof) for cause. This Section 3.4 is not subject to the provisions of Section 3.2.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES
Seller Parties, jointly and severally, represent and warrant to Buyer as of the Closing Date as follows:
4.1    Authorization; Binding Effect.

(a)    Each Seller Party has full power and authority to execute and deliver this Agreement and all other agreements, documents and instruments to be executed and delivered hereunder (the “Transaction Documents”) and to perform its obligations hereunder and thereunder. The Transaction Documents and performance and consummation of the Contemplated Transactions are and have been approved and authorized by all requisite action of each Seller Party, and no other legal proceedings on the part of any Seller Party are necessary therefor. The Transaction Documents have been duly executed and delivered by each Seller Party and, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other Parties, the Transaction Documents are the valid and legally binding obligation of each Seller Party, enforceable against each Seller Party in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
(b)    Ashley Richardson hereby acknowledges that Ality Richardson is the duly authorized trustee of the Seller and has the requisite power and authority to negotiate and execute this Agreement in such capacity.
4.2    Non-contravention. Neither the execution and delivery of this Agreement nor any of the Transaction Documents to which any Seller Party is a party, nor the consummation of the Contemplated Transactions, will: (a) violate any Law, injunction, judgment, ruling, charge, or other restriction of any Governmental Authority to which any Seller Party is subject; (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, Contract, lease, license, instrument, or other arrangement to which any Seller Party is a party or by which it is bound or to which any of its assets or properties are subject; or (c) result in the imposition or creation of any Liens upon or with respect to the Shares or any assets or properties of the Company. No spouse or former spouse of Matthew, Ality or Ashley Richardson has any claim, right, or power under or as a result of any community or other marital property laws that will, or would reasonably be expected to, give such Person the legal right to prevent, delay, or render invalid Ality Richardson’s, Ashley Richardson’s or Seller’s execution of this Agreement or any of the Transaction Documents to which any Seller Party is a party or the consummation of the Contemplated Transactions or to cause any Liens to exist upon the Shares or any assets or properties of the Company at the Effective Time or at any time thereafter. No other Person has any claim, right, or power under or as a result of any contractual right or otherwise that will, or would reasonably be expected to, give any such Person the legal right to prevent, delay, or render invalid any Seller Parties’ execution of this Agreement or any of the Transaction Documents to which any Seller Party is a party or the consummation of the Contemplated Transactions or to cause any Liens to exist upon the Shares or any assets or properties of the Company at the Effective Time or at any time thereafter.
4.3    Necessary Consents. No Seller Party is a party to or bound by any Lien or Contract or instrument, or any Law that requires a Required Consent.
4.4    Title to Shares. Seller has sole voting power and sole power of disposition, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights and powers. The Shares are free and clear of any Liens. Seller is not subject to any agreements, arrangements, options, warrants, calls, rights, commitments or other restrictions relating to the sale, transfer, purchase, redemption or voting of its Shares. Neither the Company nor any Seller Party has granted to any Person any right of first refusal, preemptive right, subscription right or similar right with respect to the Shares.
4.5    Capital Structure. Seller is the record owner of and has good and valid title to the Shares. The Shares consist of 100% of the total issued and outstanding capital stock of the Company. All of the Shares are issued and outstanding and no shares of capital stock of the Company are owned, beneficially or of record, by any Person other than Seller. All of the Shares are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above, (a) there is no equity of the Company authorized, issued or outstanding, (b) there are no existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued equity of the Company, obligating the Company to issue, transfer, redeem, purchase or sell or cause to be issued, transferred, redeemed, purchased or sold any equity of the Company or to otherwise make any payment in respect of any such equity, and (c) there are no rights, agreements or arrangements of any character which provide for an equity appreciation or similar right or grant any right to share in the equity, income, revenue or cash flow of the Company. Other than the organizational documents of the Company, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.
ARTICLE V
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
Seller Parties, jointly and severally, represent and warrant to Buyer as of the Closing Date as follows:
5.1    Status. The Company (i) is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of California, (ii) has all requisite corporate power and authority to carry on its business as now and heretofore conducted and to own, operate and lease its properties and assets and to perform its obligations under the Contracts, (iii) is duly qualified or licensed to transact business in and is in good standing under the Laws of each jurisdiction where such qualification is required, and (iv) Seller has delivered to Buyer copies of the Articles of Incorporation and Bylaws of the Company, as currently in effect. The Company owns no interest in any Person.
5.2    Authorization; Binding Effect. Seller has the capacity and authority to execute and deliver this Agreement and all Transaction Documents and to perform his obligations hereunder and thereunder. The Transaction Documents have been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other Parties, the Transaction Document are the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
5.3    Required Consents. Except as described in Schedule 5.3 and other than with respect to Permitted Encumbrances, the Company is not a party to or bound by any Lien or Contract or instrument, or any Rule or Law that requires the consent of any other party to the execution of this Agreement or the consummation of the Contemplated Transactions, gives rise to a right of first refusal in favor of any other party as a result of the execution of this Agreement or the consummation of the Contemplated Transactions or prohibits or requires the consent or notification of another to, any of the Contemplated Transactions (the “Required Consents”).
5.4    No Conflict. Each Seller Parties’ negotiation, execution, delivery and performance of the Transaction Documents, consummation of the Contemplated Transactions and compliance with any of the provisions thereof will not (a) assuming that all Required Consents have been obtained, violate any Law to which any Seller Party, the Shares or the Company’s assets may be subject, (b) conflict with or result in a breach of any provision of the organizational documents of the Company or any Seller Party, (c) other than as provided on Schedule 5.3, require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority that is required by Law or the regulations of any Governmental Authority, (d) violate any Order to which the Company, any Seller Party or the Shares may be subject, (e) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any License that is held by and that is material to the Company or that otherwise relates and is material to the Company’s Business, the Shares or any of the Company’s assets, (f) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon the Shares or result in being declared void, voidable, without further binding effect, or subject to amendment or modification any of the terms, conditions or provisions of, any Contract, license, franchise, permit, or other instrument or commitment or obligation to which any Seller Party or the Company may be bound or affected, (g) cause Buyer or the Company to become subject to, or to become liable for the payment of, any Tax, (h) cause any of the Company’s assets to be reassessed or revalued by any taxing authority or other Governmental Authority, (i) violate or cause a breach under the Rules or (j) give rise to any Liabilities related to any portability premium, early termination fee or other amount payable to any Processor.
5.5    Financial Statements; Seller Receivables.
(a)    Schedule 5.5 includes copies of the reviewed balance sheets, income statements and statements of cash flows of the Company, in each case, as of and for the fiscal years ended October 31, 2014, 2015 and 2016 and copies of the unaudited balance sheet and income statement for the period ending September 30, 2017 (the “Financial Statements”). As of September 30, 2017, the Company had no Liabilities not reflected on the balance sheet for such date. Since October 31, 2016 (the “Balance Sheet Date”), the Company has not experienced a Material Adverse Effect and the Company has not incurred any Liabilities, except Liabilities incurred in the ordinary course of business. The Financial Statements are based on the Books and Records and have been prepared in accordance with GAAP, applied consistently throughout the periods indicated and fairly present the financial condition of the Company as of such dates and the results of its operations for the periods specified.
(b)    No Seller Party has any right to receive payments from NCR, any

Merchants, processors, or any other third parties in connection with the Merchant Agreements or any Contracts relating to the Company’s Business, or (ii) any other payments owed by third parties with respect to the Company’s Business (whether or not related to the Merchants), including any convenience fees, commissions, ancillary fees, license fees and any other revenue streams relating to transactions of the Merchants, including all amounts relating to collections recovery, retrieval fees, miscellaneous credits and other similar funds paid by issuing banks.
5.6    Undisclosed Liabilities. Except as set forth on Schedule 5.6, the Company does not have any Liabilities, debts or obligations of any nature, whether known or unknown, accrued, absolute, fixed, contingent, liquidated, unliquidated, or otherwise and whether or not due (collectively, “Obligations”), other than Obligations that were reflected or reserved against on the Financial Statements.
5.7    Absence of Certain Changes. Since the Balance Sheet Date except as described in Schedule 5.7, (a) the Company has conducted the Company’s Business only in the ordinary course of business, consistent with past practice and in compliance with Law in all material respects, (b) the Company has not entered into, amended the terms of or terminated any Material Contracts, and (c) the Company has not experienced a Material Adverse Effect and to the Knowledge of Company, no circumstance exists that can reasonably be expected to result in a Material Adverse Effect.
5.8    Brokers or Finders. No Seller Party nor their respective agents has engaged any finder or broker or incurred any Obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions in connection with this Agreement and the Contemplated Transactions.
5.9    Real Property and Personal Property.
(a)    The Company does not, and for the past three years has not, owned any Real Property. All Real Property used by the Company is leased pursuant to those real estate leases set forth on Schedule 5.9(a) (the “Real Property Leases”). The Company has not breached any Real Property Lease, or violated any applicable Law, condemnation, assessment or any similar action, relating to any Real Property or the operation thereof.
(b)    All Personal Property is in good operating condition and repair (subject to normal wear and tear). As of the Closing, all Personal Property that is owned by the Company will be free and clear of any Lien. No Person other than the Company owns any Personal Property situated on the Real Property, except for (i) items leased or licensed by the Company or improvements to items leased or licensed by the Company, and (ii) personal property of the Company’s employees or visitors which is not required for the operation of the Company’s Business.
5.10    Contracts.
(a)    Schedule 5.10(a) is a true and complete list of all of the following material
Contracts of the Company (the “Material Contracts”):
(i)    All written or oral employment or consulting Contracts pursuant to which services are rendered to the Company;
(ii)    All Contracts under which the Company is or the Company’s Business or Buyer will after the Closing be restricted from carrying on any business or other activities anywhere in the world;
(iii)    All Contracts to purchase, lease, or sell assets or services having a fair market value in excess of $25,000;
(iv)    All Contracts (including organization, partnership and joint venture agreements) under which (A) the Company has any liability or obligation for debt or constituting or giving rise to a guarantee of any liability or obligation of any Person or (B) any Person has any liability or obligation constituting or giving rise to a guarantee of any liability or obligation of the Company, or any liability or obligation to the Company, in each case involving any debt or liability in excess of $25,000 individually or $50,000 in the aggregate;
(v)    The Real Property Leases;
(vi)    All Contracts with Processors, sponsor banks, independent sales organizations, or Referral Sources;
(vii)    All Contracts involving aggregate annual consideration payable to the or from the Company in excess of $10,000;
(viii)    All Contracts which grant a third party a right of exclusive dealing with the Company, a right of first refusal, right of first offer, or similar option right, for any of the Shares or the assets of the Company; and
(ix)    All Contracts necessary to operate the Company’s Business as it is currently being conducted.
(b)    No material breach or default in performance by the Company under any of the Material Contracts has occurred or is continuing, and, to the Knowledge of Company, no event has occurred, which with notice or lapse of time or both would constitute such a material breach or default. No Seller Party has given or received from any other Person any notice or other communication regarding any actual, alleged or potential material breach or default under the Material Contracts. To the Knowledge of Company, no material breach or default by any other Person under any of the Material Contracts has occurred or is continuing, and no event has occurred which with notice or lapse of time or both would constitute such a material breach or default.
(c)    Other than as set forth on Schedule 5.10(a), there are no renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any material amounts paid or payable to or by the Company under any Contracts.
(d)    So long as the Required Consents are obtained, there is no reasonable basis upon which any party to any Contract may object to: (i) the assignment to Buyer of any right under such Contract; or (ii) the delegation to or performance by Buyer of any obligation under such

Contract.
5.11    Intellectual Property. Schedule 5.11 sets forth a true, correct, and complete list, as of the date hereof, of all:
(a)    Intellectual Property and computer software used by the Company (excluding software provided under “click-wrap” or “shrink-wrap” agreements). The Company has the right to use, free and clear of any royalty or other payment obligations, claims of infringement or other claims or Liens, all marks, names, trademarks, service marks, patents, patent rights, assumed names, logos, trade secrets, copyrights, web domains, web pages, web sites, trade names and service marks used by the Company. The Company owns or has a valid and enforceable right to use all computer software, programs and similar systems owned by or licensed or used by the Company. The Company is not in conflict or in violation or infringement of, nor has the Company received any written notice of any claim or assertion thereof by any other Person with respect to any Intellectual Property or any computer software, programs or similar systems; and
(b)    Licenses of Intellectual Property from the Company to any third party (other than non-exclusive licenses granted to customers in the ordinary course of business), the absence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company and/or the conduct of the Company’s Business as currently conducted or planned to be conducted.
5.12    Title to and Sufficiency of Assets. The Company has good and valid title to, or a valid leasehold interest in, all of the tangible properties and assets, real, personal and mixed, used or held for use in by the Company. All such properties and assets (including leasehold interests) are free and clear of Liens and such properties and assets collectively constitute all of the properties, rights, interests and other tangible and intangible assets necessary for the conduct of, or that are primarily used in or held for use for, the Company’s Business as it is currently being conducted and is currently proposed to be conducted by Buyer.
5.13    Compliance; Approvals.
(a)    The Company has all Licenses that are required by Law to carry on the Company’s Business currently being conducted and own and use its assets, each of which is set forth on Schedule 5.13(a). The Company is and has been in compliance in all material respects with each such License. To the Knowledge of Company, no event has occurred or circumstance exists that (with or without notice or the lapse of time) may constitute or result directly or indirectly in a violation of or failure to comply with any term or requirement of any License.
(b)    The Company is, and at all times has been, in compliance with all Laws in all material respects. To the Knowledge of Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) (i) constitutes or may result in a material violation by the Company of, or a failure on the part of the Company to comply in any material respect with, any Law, or (ii) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the costs of, any remedial action of any nature.
(c)    The Company is in good standing with its Processors and the Payment Networks and is in compliance in all material respects with the Rules. There is no investigation,

proceeding or disciplinary action (including fines) pending, taken, or, to the Knowledge of Company, threatened against the Company, agents of the Company or any Referral Source by a Payment Network or its applicable agent, whether relating to an alleged violation of the Rules or otherwise and no consent of the Payment Networks is required to consummate the Contemplated Transactions.
(d)    The Company has at all times been in compliance with the Bank Secrecy Act and other money laundering Laws administered any applicable Governmental Authority (collectively, the “Money Laundering Laws”), and Proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to the Money Laundering Laws is pending, or to the Knowledge of Company, threatened.
5.14    Legal Proceedings; Orders.
(a)    Except as set forth on Schedule 5.14(a), there is no Order, Proceeding, or notification regarding a Data Breach pending, or to the Knowledge of Company, threatened by or against, affecting or that otherwise relates to the Shares, the Company’s assets or the Company’s Business. To the Knowledge of Company, no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any Orders, Proceedings or notifications of Data Breaches against the Company.
(b)    There are not now, and within the past three (3) years there have not been any material claims, actions or Proceedings pending, or threatened before any court or Governmental Authority initiated by the Company, against the Company or in respect of the Company’s Business or for which the Company would have liability in respect of the Company’s Business. There are no such claims, actions, Proceedings pending or, to the Knowledge of Company, threatened, challenging the validity of the Contemplated Transactions. The Company is not now, and has not been, a party to any injunction, Order, or decree restricting the method of the Company’s conduct of the Company’s Business or servicing of the Merchants. Seller Parties have provided to Buyer copies of all notices from any Governmental Authority (i) received by the Company or any Seller Party in writing or, (ii) to the Knowledge of Company, received in writing by the Company’s Processors or sponsor banks since January 1, 2014.
5.15    Employee Benefit Plans.
(a)    Schedule 5.15(a) sets forth a true, complete and correct list of all Benefit Plans (i) which are currently maintained or contributed to by the Company, or (ii) with respect to which the Company has any liability or obligations to any current or former officer, employee, or service provider of the Company, or the dependents of any thereof, regardless of whether funded. With respect to each Benefit Plan, the Company has made available to the Buyer true, accurate and complete copies of each of the following: (i) if the plan has been reduced to writing, the plan document together with all amendments thereto, (ii) if the plan has not been reduced to writing, a written summary of all material plan terms, (iii) if applicable, copies of any trust agreements, custodial agreements, insurance policies, administrative agreements and similar agreements, and investment management or investment advisory agreements, (iv) copies of any summary plan descriptions, employee handbooks or similar employee communications, (v) in the case of any plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination, notification, or opinion letter from the IRS and any related correspondence, and, if applicable, a copy of any pending request for such determination, (vi) in the case of any funding arrangement intended to qualify as a VEBA under Code Section 501(c)(9), a copy of the IRS letter determining that it so qualifies, (vii) in the case of any plan for which Forms 5500 are required to be filed, a copy of the two most recently filed Forms 5500, with schedules attached, (viii) actuarial valuations and reports related to any Benefit Plans with respect to the most recently completed plan years; and (ix) the most recent nondiscrimination tests performed under the Code.
(b)    The Company has not been materially liable at any time in the past 6 years for contributions to a plan that is or has been, at any time in the past 6 years, subject to Section 412 of the Code, Section 302 of ERISA and/or Title IV of ERISA. There is no multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) under which the Company has any present or future liability. In the past 6 years the Company has not sponsored or contributed to or been required to contribute to a multiemployer plan or to a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).
(c)    With respect to each of the Benefit Plans, neither the Company nor any ERISA Affiliate has (i) engaged in a prohibited transaction, (ii) breached any fiduciary duty or (iii) violated any Law applicable to the Benefit Plans and related funding arrangements. Each Benefit Plan intended to be qualified under Section 401(a) of the Code has a current favorable determination letter as to its qualification or the sponsor of the Benefit Plan may rely on the IRS notification or advisory letter to the sponsor of any prototype plan or volume submitter used to document the terms of such Benefit Plan as to the tax-qualified status of such Benefit Plan, and no event has occurred which would reasonably be expected to cause any such Benefit Plan to become disqualified for purposes of Section 401(a) of the Code. Each Benefit Plan has been operated in compliance in all material respects with applicable Law, including the Code and ERISA, and in accordance with its terms. All benefits, contributions (including employee salary deferrals) and premium payments, required to be made under the terms of any of the Benefit Plans as of the date of this Agreement have been timely paid, accrued, or, if not yet due, have been (or will be) properly reflected on the Financial Statements.
(d)    All required reports, Tax Returns, documents and plan descriptions of the Benefit Plans have been timely filed with the Internal Revenue Service and the U.S. Department of Labor and/or, as appropriate, provided to participants in the Benefit Plans. No Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or is currently the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority that has not been resolved as of the date hereof. There are no material pending claims, lawsuits or actions relating to any Benefit Plan (other than ordinary course claims for benefits) and, to the Knowledge of Company, none are threatened.
(e)    The consummation of the Contemplated Transactions will not accelerate the time of vesting or payment, trigger any payment or funding, or increase the amount, of compensation or benefits to any employee, officer, former employee or former officer of the Company or trigger any other material obligation pursuant to any Benefit Plan. No Benefit Plans or other Contracts or arrangements to which the Company is a party provide for payments that would be triggered by the consummation of the Contemplated Transactions that would subject any current or former employee or service provider of the Company to excise tax under Section 4999 of the Code, and the Company has not made any payments, is not obligated to make any payments and is not a party to any agreement that would reasonably be expected to obligate it to make any payments to any current or former employee or other service provider of the Company that will not be deductible under Section 280G of the Code.
(f)    To the extent applicable, the Company has complied in all material respects with the continuation coverage provisions of COBRA and any applicable state statutes mandating health insurance continuation coverage for employees. Seller Parties have provided to Buyer a list of all current and former employees of the Company and their beneficiaries who are eligible for and/or have elected continuation coverage under COBRA or have otherwise confirmed that there are no such eligible individuals. No Benefit Plan provides for, and no written or oral agreements have been entered into by the Company promising or guaranteeing, the continuation of medical, dental, vision, life or disability insurance coverage for any current or former employees of the Company or their beneficiaries for any period of time beyond the termination of employment (except to the extent of coverage required under COBRA). Other than as required under COBRA or other applicable Law, no Benefit Plan or other arrangement provides post-termination or retiree welfare benefits to any individual for any reason.
(g)    Each Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Code Section 409A and all applicable regulatory guidance (including, notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Code Section 409A.
(h)    There has been no amendment to, announcement by the Company relating to, or change in employee participation or coverage under, any Benefit Plan that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, consultant or independent contractor of the Company, as applicable.
5.16    Employee Relations.
(a)    Schedule 5.16(a) contains a list of all of the employees of the Company, their current salary or wage rates, bonus and other compensation, including stock options and stock grants, benefit arrangements, accrued sick days, accrued paid time off, allowed vacation days and holidays, period of service, location, department and a job title or other summary of the responsibilities of such employees. Schedule 5.16(a) also indicates whether such employees are part-time, full-time or on a leave of absence and the type of leave. Company has, at all times, complied with all state and federal wage and hour Laws, including, but not limited to, properly classifying employees as exempt or non-exempt from overtime and minimum wage requirements and properly classifying workers as independent contractors rather than employees where applicable. All employees are employees at-will, unless otherwise specified on Schedule 5.16(a). The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or any other amounts required to be reimbursed to such employees (including accrued paid time off, accrued vacation, accrued sick leave and other benefits) or in the payment to the appropriate Governmental Authority of all required Taxes, insurance, social security and withholding thereon.
(b)    No retention payments, severance payments, change in control payments or other similar compensation or benefits are due or will be made to any employees, agencies or independent contractors of the Company in connection with the Contemplated Transactions. The Company has taken no actions prior to the Closing related to the foregoing that will subject it or Buyer to liability after the Closing. All employee bonuses or incentives relating to the period ending October 31, 2017, and all prior periods, have been paid in full and no bonus or incentive plan is currently in place for any Company employee.
5.17    Taxes.
(a)    Seller and the Company have filed, on a timely basis, all Tax Returns required to be filed as of the Closing Date. All such Tax Returns are true, correct and complete in all material respects. Seller and the Company have paid all Taxes due in connection with such Tax Returns and shall timely pay any Taxes that have or may become due under applicable Law with respect to all Pre-Closing Periods (whether or not shown or required to be shown on any Tax Return). There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Seller or the Company. Seller and the Company have withheld or collected and paid over to the appropriate Governmental Authorities (or is properly holding for such payment) all Taxes required by Law to be withheld or collected with respect to all of their respective operations, including withholdings on payments to Seller or the Company for sales and use taxes. No claim has ever been made by any authority in a jurisdiction where Seller or the Company do not file Tax Returns that any of them may be subject to taxation in that jurisdiction.
(b)    No audit or other proceeding by any United States Federal, state or local or foreign court, governmental or regulatory authority, or similar Person is pending or, to the Knowledge of Company, threatened with respect to any Taxes due from any of Seller or the Company or any Tax Return filed or required to be filed by, relating to or including Seller or the Company. There are no outstanding assessments or deficiencies for any Tax and, to the Knowledge of Company, none are presently threatened against Seller or the Company. There are no unexpired waivers of any statute of limitations with respect to any Taxes for which Seller or the Company may be liable. No Seller Party nor the Company has entered into any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b). No federal income Tax Return that was filed by Seller or the Company contains, or was required to contain (to avoid a penalty, and determined without regard to the effect of post-filing disclosure), a disclosure statement under Section 6662 of the Code.
(c)    Neither Seller nor the Company is a party to or bound by any tax allocation, tax indemnity or tax sharing agreement. No Seller Party nor the Company has ever been a member of an affiliated group filing a consolidated federal income Tax Return or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes.
(d)    The Company has, at all times from the formation of the Company through the Closing, been taxed as a “C corporation” under Subchapter C of the Code.

(e)    Seller is not a “foreign person” as that term is used in Section 1.1445-2 of the Treasury Regulations.
5.18    Environmental Matters.
(a)      The Company is currently in compliance in all material respects with all Environmental Laws which compliance includes, but is not limited to, the possession by Company of all Licenses and other governmental authorization required under applicable Environmental Laws and in compliance in all material respects with the terms and conditions thereof to operate the Company’s Business as currently operated;
(b)    There have been no actions, activities, circumstances, conditions, events or incidents that could form the basis of any material Environmental Claim against the Company, and the Company has no Knowledge of any such actions, activities, circumstances, conditions, events or incidents prior to its ownership or leasing of the Real Property or assets.
5.19    Affiliate Transactions. Except as set forth on Schedule 5.19, the Company has not been a party to any material business arrangement or relationship with any Seller Party within the past twelve (12) months, and no Seller Party nor any of their respective affiliates own any asset, tangible or intangible, that is used in the Company’s Business. Except as set forth on Schedule 5.19, no Seller Party nor any of their respective affiliates own, or in the last twelve (12) months has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with the Company. The Company has not made any non-payroll distributions to any of its shareholders within the last twelve (12) months and there are no rights, agreements or arrangements of any character which require the Company to make any non-payroll distribution to any of its shareholders, whether before or after Closing.
5.20    Insurance. Schedule 5.20 includes a list of all insurance policies maintained by or for the benefit of the Company with respect to the Company’s Business. Schedule 5.20 sets forth each policy’s applicable deductibles, coverage limits and whether or not the insurance policies provide coverage on an occurrence basis. All of such policies are in full force and effect with no premium arrearage. The Company has timely given to its insurers all notices required to be given under such insurance policies with respect to all of the claims and actions conferred by insurance, and no insurer has denied coverage of any such claims or actions. Except as set forth on Schedule 5.20, the Company has not (a) received any written notice or other communication from any such insurance company cancelling or amending any of such insurance policies, and, to the Company’s Knowledge, no such cancellation or amendment is threatened, or (b) failed to give any required notice or to present any claim which is still outstanding under any of such policies with respect to the Company’s Business.
5.21    Reseller Arrangements.
(a)    Agreements with Merchants.
(i)    Attached to Schedule 5.21(a)(i) are true and correct copies of the forms upon which (A) any agreements with or applications from Merchants or (B) any currently effective Merchant Agreements are based. Except as provided on Schedule 5.21(a)(i), there have been no material deviations from such forms in any such currently effective Merchant Agreement. Copies of the ten (10) largest Merchant Agreements, as measured both by sales volume and by revenue generated during the twelve (12) months prior to Closing, have been provided to Buyer.
(ii)    With respect to the Merchants, whether as a result of the Contemplated Transactions or otherwise, none of the Merchant Agreements obligate or will obligate the Company (by the terms of any of such Contracts, or at the option of the other party to such Contracts) to (A) make a lump sum payment in lieu of any future stream of revenue or otherwise, (B) acquire or assume any asset or liability, (C) offer a right of first refusal or similar preferential right in favor of such Merchant or (D) pay ongoing residuals, commissions or fees to any third party.
(b)    Ownership of Merchant Agreements. The holds all ownership rights to the Merchant Agreements and the Company’s rights in respect of all Merchant Agreements are free and clear of all Liens.
(c)    Material Merchants. Schedule 5.21(c) provides a list of each Merchant that on an annual basis for the calendar year 2016 was among the top twenty (20) Merchants of the Company in revenue (to the Company), of all Merchants (a “Material Merchant”). There is no existing dispute between the Company and a Material Merchant and, to the Knowledge of Company, no Material Merchant intends to terminate its Merchant Agreement whether as a result of the consummation of the Contemplated Transactions or otherwise. There are no Material Merchants that receive services from the Company, or in respect of whom the Company receives payments, that are not a party to a Merchant Agreement.
(d)    The Company has at all times received satisfactory annual evaluations under the NCR Reseller Agreement and maintained, complied with or achieved, as applicable, any certification requirements, sales quotas or other ongoing performance metrics described or required under the NCR Reseller Agreement or any other agreement or arrangement between the Company and any third party.
5.22    Inventory. All inventory of the Company, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Liens, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.
5.23    Privacy.
(a)    The Company is and has been in compliance with: (i) all applicable Privacy Laws, (ii) all of the Company’s policies regarding privacy and data security and (iii) all contractual commitments that the Company has entered into with respect to Personal Information. Buyer acknowledges and agrees that Company makes no representations or warranties regarding the compliance of any other Person with Privacy Laws.

(b)    The Company has commercially reasonable safeguards in place to protect any Personal Information in its possession or control from unauthorized access, including by its employees, contractors and consultants.
(c)    The Company has not made any illegal or unauthorized use of Personal Information that was collected by or on behalf of the Company.
(d)    The transfer, if any, of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Laws. The Company is not subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing, would prohibit the Company or Buyer or any of its affiliates from receiving or using Personal Information in the manner in which the Company receives and uses such Personal Information prior to the Closing.
(e)    The Company has not received any notice of any claims against the Company or been charged with the violation of any Privacy Laws. To the Knowledge of Company, the Company has not been and is not under investigation with respect to any violation of any Privacy Laws or applicable privacy policies, and there are no facts or circumstances which could form the basis for any such violation.
(f)    There have been no Data Breaches involving the Company and/or any Personal Information in the possession of the Company.
5.24    Referral Sources.
(a)    Referral Source Contracts. Attached as Schedule 5.24(a) are true and correct copies of the forms upon which any currently effective agreements with a Referral Source are based.
(b)    Referral Source List. Schedule 5.24(b)(i) sets forth the name of each Referral Source who has received payments from the Company in the last three years and (ii) sets forth a complete list of agreements between the Company and the Referral Sources. Next to each Referral Source name, Schedule 5.24(b) sets forth, for the period beginning January 1, 2014, the size of the payments made from the Company to each Referral Source and the aggregate volume of payments made by Merchants of each Referral Source.
(c)    Disputes. Except for as described on Schedule 5.24(c), there is no existing dispute between the Company and any Referral Source and, to the Knowledge of the Company, no Referral Source intends to terminate its agreement with the Company or materially reduce its referral volume as a result of the consummation of the Contemplated Transactions or otherwise.
5.25    Data Security.
(a)    To the Knowledge of Company, no Person has gained unauthorized access to any computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, or other information technology equipment, and associated documentation used by or on behalf of the Company or its affiliates or any Processor or service provider of the Company or its affiliates or any data stored thereon (including any Merchant data,

Personal Information, or cardholder data) (a “Data Breach”). None of the Company, its affiliates or, to the Knowledge of Company, any Processor or Merchant, has received a “common point of purchase”, “point of compromise” or similar notice, letter or inquiry relating to the Company’s Business.
(b)    The Company is not required to be in compliance with the Payment Card Industry Data Security Standards because it does not store, transmit or process “cardholder data” or “sensitive authentication data” (as such terms are defined in the Payment Card Industry Data Security Standards).
(c)    Each Company Product that is required to be validated under the Payment Application Data Security Standards is so validated.
5.26    Debt Collection. The Company does not provide, and has not provided or marketed, services to any Merchant that imposes convenience fess and/or similar fees where state law prohibits the collection of such convenience or similar fees. The Company does not provide, and has not provided or marketed, services to any Merchant involved in debt collection where any such Merchant imposes convenience fees where the agreement creating the applicable consumer debt does not expressly authorize the collection of such fees.
5.27    Solvency. Immediately after giving effect to the Closing and the Contemplated Transactions, Seller (a) will be able to pay its debts as they become due and shall own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities) and (b) shall have adequate capital to carry on its business. No transfer of property is being made and no obligations are being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of any Seller Party, the Company or any of its subsidiaries. Seller Parties acknowledge that the Shares are being transferred to Buyer or an affiliate of Buyer in exchange for reasonably “equivalent value,” as such term or similar terms are used in any potentially applicable fraudulent conveyance Laws.
5.28    Disclosure. Neither this Agreement, including all Exhibits and Schedules hereto, nor the other documents delivered in connection with the Contemplated Transactions, including the information provided in diligence, in each case except as disclosed to Buyer in writing, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated in order to make such statement, document or other instrument not misleading. No other documents or instruments heretofore or hereafter furnished by any Seller Party or the Company to Buyer, its affiliates or its agents in connection with transactions contemplated hereby contains or will contain any such untrue statement or omission of a material fact.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as of the Closing Date, as follows:
6.1    Corporate Status. Buyer (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and (b) has all requisite corporate power and authority to carry on its business as now and heretofore conducted and to own, operate and lease its properties, and (c) is duly qualified or licensed to transact business in and is in good standing as a foreign corporation in all jurisdictions where Buyer is required to be qualified or licensed to do business as a foreign corporation.
6.2    Corporate Authorization; Binding Effect. Buyer has full corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The Transaction Documents and performance and consummation of the Contemplated Transactions are and have been approved by all requisite corporate action of Buyer. No other corporate or legal proceedings on the part of Buyer are necessary to approve or authorize the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions. The Transaction Documents have been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery of the Transaction Documents by each Seller Party, each Transaction Document is the valid and legally binding obligation of Buyer, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and limitations on enforcement of equitable remedies.
6.3    No Conflict. Buyer’s execution, delivery and performance of the Transaction Documents and consummation of the Contemplated Transactions and compliance with any of the provisions thereof will not (i) violate any Law to which Buyer may be subject, (ii) conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of Buyer, (iii) require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority that is required by Law or the regulations of any Governmental Authority, (iv) violate any Order of any Governmental Authority to which Buyer may be subject, (v) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Buyer or result in being declared void, voidable, without further binding effect, or subject to amendment or modification any of the terms, conditions or provisions of, any contract, license, franchise, permit, or other material instrument or commitment or obligation to which Buyer may be bound or affected.
6.4    Brokers and Finders. Neither Buyer nor its agents has engaged any finder or broker or incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions in connection with this Agreement and the Contemplated Transactions.
ARTICLE VII
COVENANTS OF SELLER PARTIES
7.1    Notices and Consents. To the extent that Seller Parties have not obtained all necessary Licenses, consents, waivers or other authorizations or approvals or Required Consents (collectively, “consents”) from any Governmental Authority or any private third-party as of the Closing and the Parties nonetheless elect to close, then upon request by Buyer, Seller Parties shall use their commercially reasonable efforts to: (a) obtain such consents as soon as practicable post- Closing, (b) cooperate with Buyer in any reasonable and lawful arrangements under which Buyer would obtain the benefit of the matter concerned; and (c) enforce for the account of Buyer any rights of Seller Parties arising from the matter concerned. Each Seller Party shall be jointly and severally liable for any costs incurred for obtaining such consents, including any payments required by consenting parties. If any consent cannot be obtained, Buyer and Seller Parties will reasonably cooperate in any legal and commercially reasonable arrangement to obviate the need for that consent.
7.2    Tax Matters.
(a)    Seller shall be responsible for paying all capital gains, income, transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the sale of the Shares and the consummation of the transactions contemplated by this Agreement, and Seller shall be responsible for preparing and filing any Tax Returns in connection therewith.
(b)    Seller shall be liable for and shall pay all Taxes in respect of or relating to the Company, the Shares, the Company’s assets or the Company’s Business for any Pre-Closing Period. Taxes with respect to any period that begins before and ends after the Closing Date shall be allocated to the Pre-Closing Period (i) on a per diem basis in the case of real and personal property Taxes and (ii) on the basis of an interim closing of the books at the end of the Closing Date in the case of all other Taxes.
(c)    After the Closing, Seller and Buyer shall (and shall cause their respective affiliates to):
(i)    Make available to the other and to any taxing authority, as reasonably requested, all information, records, and documents with respect to Taxes relating to the Company’s Business or the Company’s assets and preserve that information and those records and documents until the expiration of any applicable statute of limitations, including any extensions of that statute of limitations;
(ii)    Provide timely notices to the other Party in writing of any pending or threatened Tax audits or assessments relating to the Company’s Business or the Company’s assets for taxable periods for which the other party may have a responsibility under this Section 7.2 or otherwise; and,
(iii)    Furnish the other Parties with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any taxable period for which the other party may have a responsibility under this Section 7.2 or otherwise.
(d)    Notwithstanding any other indemnification provision in this Agreement, Seller Parties agrees to, jointly and severally, indemnify, defend and hold harmless Buyer Indemnified Parties from and against any and all Damages that Buyer Indemnified Parties incur as a result of, or with respect to any (i) Taxes of or imposed on Seller; (ii) Taxes of or imposed upon the Company with respect to any Pre-Closing Period; (iii) Taxes imposed on the Company under Treasury Regulations Section 1.1502-6 (and corresponding provisions of state, local, or foreign Law) as a result of having been a member of any federal, state, local or foreign consolidated, unitary, combined or similar group for any taxable period ending on or before, or that includes, the Closing Date, or as a transferee or successor by contract or arrangement or pursuant to Law, or otherwise; (iv) any breach by Seller of any of the covenants and obligations contained in Section 7.2 of this Agreement; and (v) the breach or inaccuracy of the representations and warranties set forth in Section 5.17 of this Agreement. Any indemnity payment under this Agreement shall be treated by Seller and Buyer as an adjustment to the Purchase Price for U.S. federal income tax purposes. Any indemnity payment required to be made pursuant to this Section 7.2(d) shall be paid within fifteen (15) days after the Indemnified Party makes written demand upon the Indemnifying Party and provides reasonable evidence in support of such claim for Damages. In no event shall the indemnities provided for in this Section 7.2(d) be subject to the provisions of Article IX of this Agreement.
(e)    Notwithstanding anything to the contrary contained in this Agreement, each of the provisions set forth in this Section 7.2 shall survive until sixty (60) days after the expiration of the applicable statute of limitations (taking into account all valid extensions) for the applicable Taxes or Tax Return to which the provision relates; provided, however, in the event notice of any claim for indemnification under this Agreement shall have been given within the applicable survival period, the provisions that are the subject of the indemnification claim shall survive with respect to such claims until such time as such claim is finally resolved.
7.3    Noncompetition; Nonsolicitation.
(a)    During the period beginning on the Closing Date and ending two (2) years from the later of (i) last date of employment of Ality Richardson and Ashley Richardson, as applicable, with Buyer or an affiliate of Buyer or (ii) the last date on which Contingent Consideration is paid, if any, none of the Seller Parties will, without the prior written consent of Buyer, work with, provide services to, or own an interest in any business that competes directly or indirectly with the Company’s Business, other than any such party’s capacity as an employee or equity holder of Buyer or its affiliates. The foregoing agreement shall not be deemed to restrict the ownership by any Seller Party of up to three percent (3%) of any class of the outstanding capital stock of any corporation conducting a business similar to the Company’s Business that is regularly traded on a national securities exchange. The consideration for this agreement is included in the Purchase Price.
(b)    During the period beginning on the Closing Date and ending two (2) years from the later of (i) last date of employment of Ality Richardson and Ashley Richardson, as applicable, with Buyer or an affiliate of Buyer or (ii) the last date on which Contingent Consideration is paid, if any, none of the Seller Parties will, none of the Seller Parties will, other than in furtherance of any such party’s employment with Buyer, without the prior written consent of Buyer:
(i)    hire, attempt to hire, solicit, induce, or attempt to solicit or induce any employee or independent contractor of Buyer (including Referral Sources) to leave Buyer’s employment or to terminate his or her or its contractual and/or business relationship with the Company; provided, however, that general advertising not targeting Buyer’s employees shall not be a breach of this Section 7.3(b)(i);
(ii)    Call on or communicate with (except if such contact is not to the business detriment of Buyer), or divert or solicit, any of the Referral Sources or Merchants;
(iii)    work with or provide services related to the Company’s Business to any Merchant or other customer of Buyer or any affiliate of Buyer; or
(iv)    encourage or persuade any Merchant or other customer of Buyer or its affiliates not to enter into an agreement or to terminate an agreement with Buyer or its affiliates or to obtain similar services from a competitor of Buyer or its affiliates.
(c)    The consideration for this Section 7.3 is included in the Purchase Price. The Parties specifically acknowledge and agree that the remedy at law for any breach of this Section 7.3 will be inadequate and that Buyer, in addition to any other relief available to it, may be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage. In addition, notwithstanding the provisions of Article IX, Buyer may be entitled to recover, directly from any Seller Party, its actual damages as a result of a breach of Section 7.3. The rights and remedies of the Parties to this Agreement are cumulative and not alternative.
(d)    During the period beginning on the Closing Date and ending two (2) years from the last date of employment of any Seller Party with Buyer or an affiliate of Buyer, neither Buyer nor any Seller Party will disparage another Party or any of its respective affiliates, members, directors, officers, employees or agents. For purposes of clarity, statements made by a Party in the context of a good-faith pursuant of a claim or action against the other Party in connection with this Agreement shall not give rise to a breach of this Section 7.3(d).
7.4    Post-Closing Financial Audit Cooperation. After the Closing, each Seller Party covenants and agrees to use its best efforts to assist and cooperate with Buyer and its accountants, independent auditors and other representatives (collectively the “Buyer Audit Representatives”) in the preparation of audited balance sheets, statements of income and cash flows, together with all footnotes and related disclosures (collectively, the “Audited Financial Statements”). The cooperation of Seller Parties pursuant to this Section shall include (i) providing access to and copies of the Company’s historic financial statements, records and any other information relevant to an audit of the Company and the Company’s Business, (ii) assisting the Buyer Audit Representatives in understanding the Company’s financial position as of and at the pre-Closing dates requested and the results of operations and cash flows for the pre-Closing periods specified by the Buyer Audit Representatives and (iii) making the Company’s management available to respond to requests from the Buyer Audit Representatives or render any management representations reasonably necessary or relevant to the preparation of the Audited Financial Statements. Each Seller Party acknowledges that a purpose of the covenant contained herein is so the Company’s financial statements might be consolidated with the financial statements of Buyer in conformity with United States generally accepted accounting principles and the SEC rules and guidance (including Regulation S-K) with respect to financial statements and financial reporting. As such, the Audited Financial Statements will be prepared in a form and substance suitable for inclusion on Form S-1 (or other eligible or successor form), and each Seller Party’s standard of cooperation pursuant to this Section shall reflect each Seller Party’s understanding of such purpose. For the avoidance of doubt, each Seller Party acknowledges and agrees that the Audited Financial Statements shall in no way affect, alter or be deemed to cure any inaccuracies in the representations and warranties of any Seller Party set forth in Articles IV and V. The Parties acknowledge and agree that Buyer shall be liable for the out-of-pocket expenses incurred by Buyer in preparation of the Audited Financial Statements and will not seek reimbursement from Seller Parties for such expenses.
7.5    Seller Parties’ Acknowledgement Regarding Calculation of Purchase Price. Each Seller Party acknowledges, agrees and covenants that (a) Buyer has relied on Seller Parties’ representations regarding the current and future anticipated financial performance of the Company (including those representations set forth in Sections 5.5, 5.10, 5.21, and 5.24 (collectively, the “Financial Representations”); and (b) the Parties established the Purchase Price and the Contingent Consideration as a multiple of certain financial and performance metrics gleaned from the Financial Representations.
7.6    Tail Insurance. Seller Parties shall obtain, at their sole cost and expense, insurance for a period of five (5) years after the Closing Date (“Tail Insurance”), in form and substance substantially equivalent to the terms of the existing professional liability insurance policies of the Company, to insure against liabilities of the Company that arise prior the Closing Date where claims are made after the Closing Date. Such Tail Insurance shall have the effect of providing “occurrence based” coverage rather than existing “claims made” coverage. Such Tail Insurance shall be retroactive such that it covers all periods from the retroactive date of the first policy which should be included on the current policies through the Closing Date. The minimum coverage for such Tail Insurance shall be agreed upon by the Parties. Buyer and i3 Verticals, LLC shall be included as additional named insured entities in such Tail Insurance.

ARTICLE VIII
COVENANTS OF BUYER AND BOTH PARTIES
8.1    Confidentiality. Seller Parties agree that the existence of this Agreement (including any reference to the transaction generally) and the terms and conditions hereof and the other Transaction Documents shall not be disclosed to any third party without prior written consent of the non-disclosing Party, and none of Seller Parties, nor any representative thereof shall distribute or provide access to this Agreement or the other Transaction Documents, or the contents or any part thereof, to any third party, except to a party’s legal and financial advisors, lenders and accountants and in any case as required by Law or accounting practice or to allow attorneys to enforce or interpret the Agreement.
8.2    Post-Closing Access to Information.
(a)    Seller Parties and Buyer acknowledge that subsequent to Closing each Party may need access to information or documents in the control or possession of the other Party for the purposes of concluding the Contemplated Transactions, audits, compliance with Laws and governmental requirements, and the prosecution or defense of third-party claims. Accordingly, Seller Parties and Buyer agree that until the later of the four (4) year anniversary of the Closing Date or the expiration of any applicable statute of limitations pertaining to Tax matters, to the extent permitted by Law, each will make reasonably available to the other’s agents, independent auditors and/or governmental agencies upon written request and at the expense of the requesting Party such documents and information as may be available for periods prior and subsequent to Closing to the extent necessary to facilitate concluding the Contemplated Transactions, audits, compliance with Laws and governmental requirements and regulations and the prosecution or defense of third-party claims. In addition, Seller Parties shall make available to Buyer, at Buyer’s cost and expense, upon reasonable notice and during normal business hours, the Company’s Books and Records to the extent not transferred to Buyer but necessary to Buyer in the preparation of Tax Returns.
(b)    Upon request, each of the Parties shall cooperate with the other in good faith, at the requesting Party’s expense, in furnishing information, testimony and other assistance in connection with any actions, Proceedings, arrangements, or disputes involving any of the Parties (other than in a dispute among such parties or entities) and based upon contracts, arrangements or acts of the Company or any Party hereto which were in effect or occurred prior to the Closing. Buyer shall cause to be provided any information or documents reasonably requested by the Company in connection with Tax or other disputes, settlements, investigations, Proceedings or other matters in respect of any period ending at or prior to the Closing. The Party requesting documents or information pursuant to this Section 8.2 shall pay all fees and expenses paid to unaffiliated third parties by the Party providing such documents or information in connection with providing such information or document.
8.3    Further Assurances and Cooperation, Misdirected Payments.
(a)    Seller Parties shall, at any time and from time to time at and after the Closing, upon the request of Buyer, take any and all steps reasonably necessary and under any Seller Parties’ control to place Buyer in possession and operating control of the Company and the Shares and will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required to transfer and confirm more effectively to Buyer or to its successors or assigns, or to reduce to possession, any or all of such Shares and to carry out the purposes and intent of this Agreement. From and after the date of this Agreement, upon the request of any Party, the other Parties shall furnish such further information, execute and deliver such schedules, instruments, documents or other writings and take such actions as may be reasonably necessary or desirable to confirm and carry out and to fully effectuate the intent and purposes of this Agreement.
(b)    After the Closing, if any Seller Party receives any payment, refund or other amount that is properly due and owing to Buyer, such Seller Party shall promptly remit or shall cause to be remitted, such amount to Buyer. After the Closing, if Buyer receives any amount properly due and owing to any Seller Party, Buyer shall promptly remit or shall cause to be remitted, such amount to such Seller Party.
ARTICLE IX
INDEMNIFICATION
9.1    Survival. The representations and warranties made by each Seller Party in this Agreement shall survive the Closing Date and shall continue in full force and effect for a period of twenty four (24) months thereafter; provided, however, (i) each of the representations and warranties set forth in Article IV, Section 5.1 (Status), Section 5.2 (Authorization; Binding Effect), and Section 5.4 (No Conflicts) shall survive indefinitely, (ii) each of the representations and warranties set forth in Section 5.18 (Environmental Matters) Section 5.9 (Real Property and Personal Property), Section 5.11 (Intellectual Property; Computer Software), Section 5.12 (Title to and Sufficiency of Assets), Section 5.25 (Data Security) and Section 5.23 (Privacy) shall survive for five (5) years following the Closing Date; and (iii) each of the representations and warranties set forth in Section 5.15 (Employee Benefit Plans) and Section 5.17 (Taxes) shall survive until sixty (60) days after the last day upon which any claim could be made against Buyer or the Company or could be made that would affect Buyer or the Company relating to such matters (the representations and warranties referenced in Section 9.1(i), Section 9.1(ii), Section 9.1(iii) and the Financial Representations being the “Fundamental Representations”). The representations and warranties made by Buyer in this Agreement shall survive the Closing Date and continue in full force and effect for a period of twenty four (24) months thereafter; provided, however, the representations and warranties set forth in Section 6.1 (Status) and Section 6.2 (Authorization, Binding Effect) shall survive indefinitely. The covenants and agreements made by the Parties in this Agreement shall survive indefinitely or for the period stated therein. In each case, the period from the date hereof until the last date on which a representation, warranty, covenant or other obligation survives shall be known as the “Survival Period.Indemnification by Seller Parties.” Subject to the provisions herein set forth, Seller Parties agree to, jointly and severally, indemnify, defend and hold harmless Buyer Indemnified Parties from and against and shall pay to Buyer Indemnified Parties the amount of, or reimburse Buyer Indemnified Parties for, any and all Damages that Buyer Indemnified Parties incur as a result of, or with respect to (except as caused by the acts or omissions of any Buyer Indemnified Party, and whether or not in connection with any third-party claim):
(a)    the inaccuracy or breach of (i) any Fundamental Representation or (ii) any other representation or warranty contained in or made pursuant to this Agreement, including the Schedules, supplements to the Schedules, any Transaction Document or other certificate or document delivered by any Seller Party pursuant to this Agreement;
(b)    the non-compliance with or failure to perform any agreement or covenant of any Seller Party contained in or made pursuant to this Agreement;
(c)    the claims of any broker, finder or other Person engaged by any Seller Party or the Company;
(d)    any Benefit Plan established or maintained by the Company prior to the Closing Date or any severance payments due to employees of the Company terminated prior to the Closing Date;
(e)    any event, matter or circumstance occurring, existing or relating to the ownership, operation or maintenance of the Company or the Company’s Business prior to the Closing Date, including any Excluded Liabilities;
(f)    any Closing Date Indebtedness that is not properly identified by Seller or that is not otherwise deducted from the Purchase Price at Closing and remains owing after the Closing;
(g)    the failure to obtain any Required Consent;

(h)    any fraud, willful misconduct or criminal acts of any Seller Party, the Company, or any of such parties’ officers, directors, members, shareholders, employees, agents and independent contractors prior to the Closing Date; and
(i)    any claim asserted by a third party relating to or resulting from any of the foregoing items (a) through (h).
9.3    Indemnification by Buyer. Subject to the conditions and provisions herein set forth, Buyer agrees to indemnify, defend and hold harmless Seller Indemnified Parties from and against and shall pay to Seller Indemnified Parties the amount of, or reimburse Seller Indemnified Parties for, any and all Damages that Seller Indemnified Parties incur as a result of, or with respect to (except as caused by the acts or omissions of any Seller Indemnified Party, and, except with respect to Section 9.3(d), whether or not in connection with any third-party claim):
(a)    the inaccuracy or breach of any representation or warranty contained in or made pursuant to this Agreement, including the Schedules, supplements to the Schedules, any Transaction Document or any other certificate or document delivered by Buyer pursuant to this Agreement;
(b)    the non-compliance with or failure to perform any agreement or covenant of Buyer contained in or made pursuant to this Agreement;
(c)    the claims of any broker, finder or other Person engaged by Buyer; and
(d)    any (i) third-party claim made in connection with an event, matter or circumstance occurring or related to the ownership, operation or maintenance of the Company or the Company’s Business or (ii) violation of Law resulting from a material deviation from the historic ordinary course operation of the Company or the Company’s Business, in the case of (i) or (ii) above following the Closing Date; except, that any event, matter or circumstance (x) that could reasonably be expected to give rise to a Buyer indemnity claim against any Seller Party under Section 9.2 or (y) resulting from any act or omission of any Seller Party shall not be an event, matter or circumstance giving rise to a claim for indemnity under this Section 9.3(d).
9.4    Limitations. Any claim for indemnification must be asserted before the expiration of the applicable Survival Period set forth in Section 9.1; provided, however, in the event notice of any claim for indemnification shall have been given within the applicable Survival Period, the provisions that are the subject of the indemnification claim shall survive with respect to such claims until such time as such claim is finally resolved.
9.5    Indemnification Procedures.
(a)    Whenever any indemnification claim shall arise in favor of a Person entitled to indemnification under this Article IX (the “Indemnified Party”), including the assertion of any claim or liability against such Indemnified Party by a third party in writing that would give rise to a claim under this Article IX, the Indemnified Party shall notify the Person giving the indemnity (“Indemnifying Party”) in writing as soon as reasonably practicable but at least within thirty (30) days of (i) such Indemnified Party receiving actual knowledge of the facts constituting the basis for such indemnification claim, or, (ii) in the case of a third-party claim, receipt of a written third-

party assertion of a claim or liability. Failure to send such written notice shall not release the Indemnifying Party from liability hereunder, unless such failure materially prejudices the Indemnifying Party’s defense of the claims that are the subject of the written notice.
(b)    The Indemnifying Party shall have the right to defend a third-party claim and control the defense, settlement and prosecution of any litigation. Each Indemnified Party shall reasonably cooperate with the Indemnifying Party in any such litigation defense, settlement or prosecution, and the Indemnifying Party shall reimburse each Indemnified Party for the actual out- of-pocket expenses incurred by the Indemnified Party as a result of such cooperation. The Indemnified Parties shall have the right to approve defense counsel selected by the Indemnifying Party, which approval shall not be unreasonably withheld. The Indemnified Party shall be entitled to participate in the defense of such action, lawsuit, proceeding or claim, and employ separate counsel of its choice for such purpose, provided, however, that payment of the fees and expenses of such separate counsel shall be the responsibility of the Indemnified Party. If the Indemnifying Party, within ten (10) days after notice of such claim, fails to defend such claim, the Indemnified Party will (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim on behalf of, at the sole cost and expense of, and for the account and risk of the Indemnifying Party without impairing its right to indemnification hereunder. Anything in this Section 9.5 notwithstanding, (i) if there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right, at its own cost and expense, to defend, compromise and settle such claim without impairing its right to indemnification hereunder, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, settle or compromise any claim or consent to the entry of any judgment that (a) provides for relief other than the payment of monetary damages, (b) does not include as an unconditional term thereof the giving by the claimant to the Indemnified Party a release from all liability in respect to such claim, or (c) contains an admission of liability or violation of Law. All Parties agree to cooperate fully as necessary in the defense of such matters.
9.6    Disregarding Materiality Exceptions. For purposes of (i) calculating the dollar amount of Damages to which an Indemnified Party is entitled under this Article IX, (ii) determining whether a breach of any such representation or warranty has occurred, the terms “material,” “materiality,” and other qualifiers, modifiers or limitations shall be disregarded.
ARTICLE X
NOTICES
All notices and other communications hereunder shall be in writing and shall be given to the Parties via email, hand delivery, or nationally recognized and reputable overnight delivery service, addressed to the Parties as follows:

Buyer:	i3 Verticals, LLC
40 Burton Hills Boulevard
Suite No. 415
Nashville, Tennessee 37215
Attention: Greg Daily

with copies to:	Frost Brown Todd LLC
150 Third Avenue South
Suite No. 1900
Nashville, Tennessee 37201
Attention: Howard W. Herndon
Facsimile: 615-251-5551
Email: HHerndon@FBTlaw.com

Seller Parties	Ality Richardson, as Sellers’ Representative
4903 Hawley Boulevard
San Diego, California 92116

with copies to:	William H. Sauls
Attorney At Law
427 C Street, Suite 416
San Diego, CA 92101
Email: saulslaw@sbcglobal.net
Each such notice and other communication shall be deemed, for all purposes of this Agreement, to have been given and received (i) if given by email, when the email is transmitted to the Party’s email address specified above and confirmation of complete receipt is received by the transmitting Party during normal business hours on any Business Day or on the next Business Day if not confirmed during normal business hours; (ii) if by hand, when delivered; (iii) if given by nationally recognized and reputable overnight delivery service, the Business Day on which the records of such delivery service show that such notice was delivered to the Party. Any Party from time to time may change its address or facsimile number for the purpose of receipt of notices to that Party by giving a similar notice specifying a new address or facsimile number to the other notice Parties listed above in accordance with the provisions of this Article X.

ARTICLE XI
MISCELLANEOUS
11.1    Fees and Expenses. Except as otherwise expressly provided in this Agreement, each Party will pay its own costs and expenses incurred in connection with the negotiation, preparation and performance of this Agreement and the other Transaction Documents, including the fees and expenses of its counsel, accountants, brokers and financial advisors whether or not such transactions are consummated.
11.2    Public Announcement. No Party shall, prior to or after the Closing, without the approval of the other Parties, issue any press release or other public announcement concerning this Agreement or the Contemplated Transactions. Notwithstanding the foregoing, nothing contained in this Section 11.2 is deemed to prohibit, limit or restrict communications by either Party with Governmental Authorities, Buyer’s affiliates or lenders or Seller Parties’ respective affiliates, customers and suppliers or any party to obtain the Required Consents regarding the Contemplated Transactions.

11.3    Entire Agreement. This Agreement (together with the Schedules and the other Transaction Documents) contains the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior oral discussions and written agreements with respect thereto (including any term sheet or similar agreement or document relating to the Contemplated Transactions). There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein and in the other Transaction Documents.
11.4    Right of Setoff. Upon prior written notice to Seller specifying in reasonable detail the basis therefor, Buyer shall have the right to withhold payment or offset (up to the amount of any good faith claim by Buyer) from any Contingent Consideration payable to Seller against any obligations and liabilities of any Seller Parties to Buyer under this Agreement; provided, however, that if it is ultimately determined by a court order or agreement of the Parties that the amount of Contingent Consideration withheld or offset exceeds the actual obligations and liabilities of the Seller Parties identified by Buyer in the written notice delivered in accordance herewith, then Buyer will promptly pay such excess amount to Seller, with interest calculated in accordance with Section 3.2(a).
11.5    Amendment and Waiver. This Agreement may be modified, supplemented or amended only by a written instrument duly executed by each of the Parties. Any term or condition of this Agreement may be waived at any time by the Party entitled to the benefit thereof. Any such waiver must be in writing and must be duly executed by such Party. All rights and remedies of the Parties to this Agreement are cumulative and not alternative. No failure or delay by any Party in exercising any right, power or privilege under this Agreement or the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. A waiver on one occasion shall not be deemed to be a waiver of the same or any other breach, provision or requirement on any other occasion.
11.6    Counterparts; Electronic Signatures. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures on this Agreement by facsimile or other electronic imaging technology shall be deemed to be original signatures for all purposes.
11.7    Governing Law; Construction. This Agreement shall be governed by and interpreted, construed and enforced in accordance with the Laws of the State of Delaware applicable to a contract executed and performed in such state, excluding any conflicts of law, rule or principle that would refer the governance, interpretation, construction or enforcement of this Agreement to the Laws of another jurisdiction, and such application of Delaware law shall not be vitiated by any allegations of fraud. In as much as this Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, the Parties agree that no provisions of this Agreement or any related document shall be construed for or against or interpreted to the advantage or disadvantage of any Party hereto by any court or other Governmental Authority by reason of any Party’s having or being deemed to have structured or drafted such provision, each Party having participated equally in the structuring and drafting hereof.
11.8    Venue; Waiver of Jury Trial. To the fullest extent permitted by applicable Law, each Party hereto (a) agrees that any claim, action or Proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the Contemplated Transactions shall be brought only in any State or Federal courts located in Dallas County, Texas, and not in any other State or Federal court in the United States of America or any court in any other country, (b) agrees to submit to the exclusive jurisdiction of such courts for purposes of all legal Proceedings arising out of, or in connection with, this Agreement or the Contemplated Transactions, (c) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Proceeding brought in such a court or any claim that any such Proceeding brought in such a court has been brought in an inconvenient forum, and (d) agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything to the contrary contained in this Section 11.8, matters addressed in Section 3.2 shall be controlled by its arbitration procedures. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY, FROM WHATEVER SOURCE ARISING, IN CONNECTION WITH ANY LITIGATION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
11.9    Binding Effect; No Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, including successors by merger or otherwise. Neither this Agreement nor any right hereunder or part hereof may be assigned by any Party hereto without the prior written consent of the other Parties, except that Buyer may assign this agreement and its rights hereunder to an affiliate of Buyer or to a person or entity that acquires or otherwise succeeds to the Company’s Business (whether by sale of assets, equity, merger, or otherwise). The terms and provisions of this Agreement are intended solely for the benefit of Seller Parties, Buyer and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third- party beneficiary rights upon any other Person.
11.10    Severability; Invalid Provisions. It is the intention of the Parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies of each state and jurisdiction in which such enforcement is sought, and that the unenforceability (or the modification to conform with such Laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement. Accordingly, if any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provisions will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms and effect to such illegal, invalid or unenforceable provision as may be possible (or, in the alternative, should any provision contained in this Agreement be reformed or rewritten by any Governmental Authority, such provision as so reformed shall be fully binding on the Parties as if originally a part hereof).
11.11    Interpretation. In this Agreement, unless the context otherwise requires:
(a)    subject to the provisions of Section 11.9, references to any Party to this
Agreement shall include references to its respective successors and permitted assigns;
(b)    the terms “hereof,” “herein,” “hereby,” and derivative or similar words will refer to this entire Agreement;
(c)    the gender of all words herein shall include the masculine, feminine and neuter, and the case of all words herein shall include the singular and plural;
(d)    references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the Parties from time to time;
(e)    the descriptive headings and numbers of the Articles, Sections and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement;
(f)    the word “including” shall mean including without limitation; and
(g)    all schedules and exhibits referred to in or attached to this Agreement are integral parts of this Agreement as if fully set forth herein, and all statements appearing therein shall be deemed to be disclosed only in connection with the specific representation to which they are explicitly referenced and not in any event for all and general purposes under the Agreement.
11.12    Specific Performance; Injunctive Relief. Each Party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the other Parties pursuant to this Agreement and the Transaction Documents not only by an action or actions for Damages, but also by an action or actions for specific performance, injunctive relief and/or other equitable relief, without posting any bond or other undertaking. The Parties acknowledge and agree that any breach or threatened breach of any post-Closing covenant by any Party will likely result in some irreparable injury.
11.13    Collateral Security. Buyer may, without the written consent of the other Parties, assign its rights under this Agreement and the other Transaction Documents for collateral security purposes to any lender providing financing to Buyer or any of their affiliates and any such lender may exercise all of the rights and remedies of Buyer hereunder and thereunder.
11.14    Appointment of Seller Parties’ Representative. Each of the Seller Parties hereby irrevocably appoints Ality Richardson (the “Sellers’ Representative”) as the sole and exclusive agent, proxy and attorney-in-fact for such Seller Parties for all purposes of this Agreement and all transactions, documents and other agreements contemplated herein, with full and exclusive power and authority to act on such Seller Party’s behalf as the Sellers’ Representative. Should Ality Richardson be unable, for any reason, to serve as the Sellers’ Representative Ashley Richardson shall be appointed as the Sellers’ Representative. The appointment of the Sellers’ Representative hereunder is coupled with an interest, shall be irrevocable and shall not be affected by the death, incapacity, insolvency, bankruptcy, illness or other inability to act of any Seller Party. Without limiting the generality of the foregoing, the Sellers’ Representative is hereby authorized, on behalf of the Seller Parties receive and give all notices and service of process, make all filings, enter into all contractual obligations, make all decisions, bring, prosecute, defend, settle, compromise or otherwise resolve all claims, disputes and actions, authorize payments in respect of any such claims, disputes or actions, and take all other actions directly or indirectly arising out of or relating to this Agreement and all transactions, documents and other agreements contemplated herein.
11.15    Acknowledgement of Seller Parties Review of this Agreement. Each of Ashley Richardson and Ality Richardson acknowledge that they have reviewed the terms of this Agreement, the Transaction Documents and the Contemplated Transactions and have agreed to the terms hereto and thereto, as applicable, after having the opportunity to negotiate and consult with counsel of their choosing regarding the same.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be executed as of the date first above written.

BUYER

i3-SDRC, INC

By:	/s/ Clay Whitson
Name:	Clay Whitson
Title:	Secretary

SELLER PARTIES:

ALITY R. RICHARDSON

ASHLEY J. RICHARDSON

DECLARATION OF TRUST dated May 27, 1999

Ality J. Richardson, Successor Trustee

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be executed as of the date first above written.

BUYER

i3-SDRC, INC

By:
Name:
Title:

SELLER PARTIES:

ALITY R. RICHARDSON

/s/ Ality R. Richardson

ASHLEY J. RICHARDSON

/s/ Ashley J. Richardson

DECLARATION OF TRUST dated May 27, 1999

/s/ Ality J. Richardson
Ality J. Richardson, Successor Trustee